

February 24, 2011

Steve Rogai
Chief Executive Officer
H & H Imports, Inc.
14044 Icot Boulevard
Clearwater, FL 33760

> **Re:** **H & H Imports, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 9, 2011**
> **File No. 333-170778**
> **Form 8-K**
> **Filed June 4, 2010**
> **Form 10-Q for the Quarter Period Ended December 31, 2010**
> **Filed February 14, 2011**
> **File No. 000-53539**

Dear Mr. Rogai:

We have reviewed your responses to the comments in our letter dated December 20, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Registration Statement on Form S-1

Registration Fee Table

1. Please revise footnotes 4, 5 and 6 to clearly disclose that the shares of common stock underlying the respective warrants relate to the Series A Warrants, Series B Warrants and Series C Warrants.

Prospectus Cover Page

2. We note your disclosure here, on page 4 and on page 34 that, of the 44,750,000 shares of your common stock underlying Series A Warrants, 200,000 of these were issued to a placement agent. Please advise as to when you issued these 200,000 Series A Warrants to a placement agent and revise your disclosure throughout the registration statement accordingly.

3. Please revise to explain the differences between the "Series A Warrants granted to a placement agent" and the shares issuable upon the exercise of your "Placement Agent Option."

Summary of the Offering, page 3

4. We note your response to prior comment nine and reissue in part. We note that you could receive up to $40,814,250 net of fees to a placement agent in connection with the offering. Please revise to indicate the order of priority of the purposes for the use of proceeds and discuss your plans if substantially less than the maximum noted proceeds are obtained. Also revise the Use of Proceeds section accordingly. Refer to the Instructions to Item 504 of Regulation S-K.

Terms of the Offering with the Selling Security Holders, page 4

5. We note your disclosure on pages 35 to 39 that 3,020,000 of your issued and outstanding shares of common stock offered by your selling shareholders were purchased in a private transaction from TV Goods Holding Corp. prior to the merger agreement with H & H Imports, Inc. Please disclose such transaction here.

6. In connection with the 2010 Private Placement, we note that you are required to make pro rata payments to each holder if a registration statement to register the related shares is not declared effective within 180 days of the termination of the private offerings. Please tell us whether you have been required to make any such payments under the private offerings.

7. Please revise the third paragraph to disclose the exercise price of the warrants underlying the Placement Agent Options.

Risk Factors, page 8

8. We note your response to our prior comment 11 and reissue. Please advise as to why you were unable to make timely interest payments on the 12% Senior Working Capital Notes. Also revise to include a risk factor that discloses this default, addresses the risk of defaulting on other payment obligations in the future and discusses what effect, if any, this default will have on your business going forward.

Our business would be harmed if our third party manufacturers and service providers, page 11

9. We note your disclosure on page 11 that "[i]f [y]our chosen manufacturers" are unable to deliver the products in a timely and cost effective manner, it could have an adverse effect on your financial condition or results of operations. Please advise as to what you mean by your "chosen manufacturers" in light of your disclosure that you do not produce products. In addition, please reconcile your disclosure that you do not produce products with your statement on page 16 that you "outsource non-core functions such as manufacturing" and your statement on page 23 that you obtain low-cost manufacturing services. Revise the Business section and throughout the registration statement accordingly.

Our management and principal shareholders in the aggregate, own or control, page 13

10. Please reconcile your disclosure in the title of this risk factor that your "management and principal shareholders" in the aggregate own or control 55% of your outstanding shares of common stock with your disclosure in the risk factor that your officers and directors own approximately 55% of your issued and outstanding shares of common stock.

Management's Discussion and Analysis or Plan of Operation, page 16

Overview, page 16

11. We note your response to our prior comment seven and reissue. Please revise to define the term "turnkey solution" on page 16.

Results of Operations, page 16

12. We note your response to prior comment number 17, and are unable to locate the revisions indicated in your letter. However, as your financial statements will need to be updated for the next amendment to comply with Rule 8-08 of Regulation S-X, we reissue the comment as it applies to the periods that will be included in the next amendment. Please provide a more robust discussion of the Company's results of operations that will allow investors to have a better understanding and proper context of changes in the various categories of revenues and expenses during the periods presented in the Company's financial statements. Your revised discussion should explain the underlying economic factors and/or business reasons that are responsible for material increases or decreases in the Company's revenue and expense categories.

Business, page 22

Business Overview, page 22

13. We note your response to our prior comment 19 and reissue in part. Please disclose that you do not currently sell any products or advise. Also revise the Summary accordingly.

Product Development, page 23

14. Please revise your disclosure on page 23 that you create an "effective" marketing campaign as the term "effective" is subjective and cannot be ascertained objectively.

Supply and Distribution, page 23

15. We note your response to our prior comment 22 that you have no long-term agreements with suppliers and distributors and reissue. If you have contracts with your suppliers or distributors please file such agreements as exhibits to the registration statement or advise

as to why this is not necessary. In addition, we note your disclosure on page 11 regarding "your chosen manufacturers." To the extent you have agreements with manufacturers, please disclose and file these agreements as exhibits to your registration statement or advise as to why this is not necessary.

16. Revise to describe which party would be the signatories to agreements with third parties and disclose whether you or another party pays the manufacturers, suppliers or distributors for their services.

Recent Developments, page 23

17. We note your disclosure on page 23 that your memorandum of understanding with Omni Reliant Holdings, Inc. to purchase the rights and properties to Professor Amos' Wonder Products Line has expired. Please advise as to whether or not you intend to attempt to renegotiate this agreement. To the extent that purchasing the rights and properties to Professor Amos's Wonder Products Line is no longer part of your plan of operation, please remove the disclosure regarding these products.

18. We note your response to prior comment 23. Please further revise to clarify the relationship between the exclusive global marketing rights for BrightFeet Lighted Slippers obtained from Boston Ideas, LLC, your plans to market BrightFeet Lighted Slippers, and AllStar Products Group, LLC. In addition, please describe what effect your expired term sheet has on your partnership with AllStar Products Group, LLC and your plans to "take the [BrightFeet Lighted Slippers] to mass retail."

19. Please revise to describe in greater detail your plans to market BrightFeet Lighted Slippers, including a timeline describing the steps you will take to sell the BrightFeet Lighted Slippers, the estimated costs of each step, and disclosure of how the revenues will be allocated among the retailers, your company, Boston Ideas, LLC, and AllStar Products Group, LLC.

20. Please revise to describe in greater detail your plans "to promote and sell certain Sleek products via direct response television and other forms of marketing." Please describe the products you will be selling and disclose when you will begin promoting and selling these products, including an estimated budget of the costs associated with your efforts to promote and sell these products. In addition, we note your disclosure that your investment in Sleek Audio LLC is intended "to be used for completing product development and working capital." To the extent that Sleek Audio LLC has not finished developing and producing the products you intend to promote and sell, please disclose.

21. We note your disclosure regarding your joint venture with Steven Page to form a business organization in Canada. Please revise to include a timeline showing the steps you intend to take in connection with the joint venture and the estimated costs associated with each step.

22. We note your press release included as Exhibit 99.1 to your Form 8-K filed on February 8, 2011 regarding PumMagic and your plan to increase the number of your celebrity endorsed product lines. Please disclose all such product lines, including any steps you have already taken regarding each product line, a timeline that describes the steps you intend to take in connection with such product lines, the estimated cost of each step, and a description of each product line. In addition, please file any material agreements you have signed in connection with marketing these product lines as an exhibit to your registration statement.

Intellectual Property, page 24

23. We note your response to prior comment 33 and reissue. Please explain why you have applied for a U.S. trademark of "Napkin Millionaire" when the product is not disclosed in your Business section.

Research and Development, page 24

24. We note your disclosure on page 24 that you do not perform research and development and that all product concepts are developed by independent third parties. Please revise throughout to clarify that you do not develop products. For example, on page 10 in your risk factor section you state that "[i]t is likely that the majority of the products [you] develop may fail to generate sufficient revenues" and that you "may not be successful in . . . developing . . . new products."

Regulation of Products and Services, page 25

25. We note that your business is subject to a number of governmental regulations. Please include a risk factor to describe the attendant risks of operating a business subject to various governmental regulations.

Facilities, page 25

26. We do not consider your response to our prior comment number 34 to fully address our concerns. You indicate that rent expense for the leased facility located in Clearwater, Florida is recognized over the lease term as contractual payments become due; however, it is unclear to us how your accounting treatment complies with the guidance outlined in ASC 240-20-25-1 which states "Rent payments shall be charged to expense by lessees over the lease term as it becomes payable. If rental payments are not made on a straight-line basis, rental expense nevertheless shall be recognized on a straight-line basis…" Please advise or revise your financial statements to comply with ASC 840-20-25. Furthermore, please revise your notes to the consolidated financial statements to include your policy for the recognition of rent expense associated with operating leases that include escalating rental payments in accordance with ASC 840-20-25. We may have further comment upon receipt of your response.

Management, page 26

Executive Officers, page 26

27. We note your response to our prior comment 39 and reissue. Please explain Mr. Harrington's role in the "over 500 product launches" on page 26 and provide the related support for such disclosure. Alternatively, please remove the disclosure.

Certain Relationships and Related Transactions, page 30

28. We note the statement included in a Schedule 13D filed by G-Unit Brands, Inc. and Mr. Curtis Jackson, a selling security holder, on December 9, 2010 that such selling security holder purchased securities "in connection with the contemplated performance by the [company] of promotion and marketing services related to certain products developed by affiliates of Mr. Jackson, and a related equity investment by the [company] in such affiliate of Mr. Jackson." Furthermore, we note that a representative of G-Unit Brands, Inc. "may seek appointment to, or be invited to join" your Board of Directors. Additionally, we note the disclosure on page 24 that you acquired limited liability company membership interests in Sleek Audio. Please describe the related transactions between Sleek Audio and G-Unit Brands, Inc. here and provide the disclosure required under Item 404 of Regulation S-K. As applicable, also revise the Business section accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 31

29. Please reconcile your disclosure on page 31 that your officers and directors have beneficial ownership of 126,032,553 shares of your common stock with your disclosure on page F-27 that your officers and directors own or beneficially control approximately 129,406,667 shares of your common stock. In this regard, we note your disclosure on page 30 that, on November 23, 2010, Mr. Harrington tendered 841,114 shares of your common stock to you as payment for a loan.

Selling Security Holders, page 34

30. Please reconcile your statement on page 36 that none of your security holders have any material relationships with you or your predecessors or affiliates during the last three years with the Schedule 13D filed by G-Unit Brands, Inc. and Mr. Jackson on December 9, 2010 and your press release included as Exhibit 99.1 to your Form 8-K filed on February 8, 2011 that suggest that you have a contractual relationship with Mr. Jackson, one of your selling security holders and an affiliate, to market your audio line of products or advise.

31. Please identify the individual or individuals who have the voting and dispositive power with respect to the shares being offered by the Allison Feldman Revocable Trust, the Melvin Feldman Rev Living Trust, and the Edward Kaczmarek Trust.

32. Please revise footnotes 43 and 44 as they do not account for all of the shares of common stock offered by Help, LLC and Dana Wright.

Financial Statements for the period of inception (October 16, 2009) to March 31, 2010

Consolidated Statements of Stockholders' Equity, page F-18

Period from Inception (October 16, 2009) to September 30, 2010, page F-18

33. We note from your response to our prior comment number 48 that you believe the reverse merger transaction between the Company and TV Goods should be treated as a business combination rather than a recapitalization at the historical cost basis of the net assets acquired; however, your statements of equity for six months ended September 30, 2010 appear to reflect amounts related to reverse merger transaction at historical costs rather than at fair value of the net assets acquired. For example, no amounts for the fair value of net assets acquired in connection with the reverse merger were recognized within your statements of equity for the six months ended September 30, 2010. In this regard, please explain how goodwill of $320,000 (which was subsequently written-off during the same period) was initially recorded within your financial statements in light of the above. Also, revise the notes to your consolidated financial statements to disclose the purchase price allocation for acquisition H & H Imports (i.e. accounting acquiree), including your calculation of goodwill and all other disclosures required by ASC 805-10-50 and 805-30-50, as applicable. Alternatively, if you reconsider the substance of the reverse merger to be that of a recapitalization, you may revise your financial statements and disclosures accordingly.

34. Furthermore, your statements of stockholders' equity currently reflect the reverse merger transaction as occurring prior to the year ended March 31, 2010; however, your disclosures contained elsewhere in the filings and in the notes to the financial statements indicate the reverse merger transaction occurred in May 2010. In this regard, please revise your statements of stockholders' equity to correct this discrepancy.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-20

Share-Based Payments, page F-23

35. We note your response to our prior comment number 49; however, in addition to providing a description of the significant assumption used during the year to estimate the fair value (or calculated value) of share-based compensation awards, please discuss the methods used to estimate such assumptions in accordance with ASC 718-10-50-2f(2).

Note 3 – Private Placement, page F-26 and Subsequent Events, page F-31

36. Please revise your disclosures to discuss the accounting treatment for the warrants issued in connection with your private placement. Your revised disclosures should be similar in detail as provided in your response to us.

Recent Sales of Unregistered Securities, page II-1

37. We note your disclosure on pages F-31 and F-32 regarding shares of common stock issued pursuant to consulting agreements on October 18, 2010 and in November 2010. Please disclose here.

Undertakings, page II-6

38. We note your response to our prior comment 57 and reissue. Please revise to include the undertaking exactly as it appears in Item 512(a) of Regulation S-K.

Exhibit List

39. We note your response to our prior comment 59 and reissue. Please revise the Exhibit List on the last page of your registration statement to include all of the exhibits included in your registration statement whether filed with the current amendment, previously filed with an earlier amendment, or incorporated by reference.

Other

40. Please provide updated financial statements in accordance with Rule 8-08 of Regulation S-X in your next amendment.

41. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement

Form 8-K filed on June 4, 2010

42. We note your response to our prior comment number 61; however, you are still required to file the pro forma financial information pursuant to Item 9.01(b) of Form 8-K and Rule 8-05 of Regulation S-X. You may refer to Article 11-01 of Regulation S-X for enhanced guidelines for the preparation, presentation and disclosure of pro forma financial information.

Form 10-Q for the period ended December 31, 2010

43. Please revise to comply with comments issued on the financial statements for the year ended March 31, 2010 and Form S-1, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Via facsimile: (954) 523-7009
        Brian Pearlman, Esq.
        Quintairos, Prieto, Wood & Boyer, PA